Hysan Place, 37th Floor 500 Hennessy Road, Causeway Bay Hong Kong T: +852 2521 4122 F: +852 2845 9026 clearygottlieb.com	FREEMAN CHAN SHUANG ZHAO DENISE SHIU PARTNERS CHRIS CHURL-MIN LEE[1] REGISTERED FOREIGN LAWYER ROBERT K. WILLIAMS RAYMOND LAM COUNSEL 1 Admitted to practice in New York

AMERICAS		ASIA	EUROPE & MIDDLE EAST
NEW YORK SAN FRANCISCO SÃO PAULO	SILICON VALLEY WASHINGTON, D.C.	BEIJING HONG KONG SEOUL	ABU DHABI BRUSSELS COLOGNE	FRANKFURT LONDON MILAN	PARIS ROME

D: +852 2532 3783 szhao@cgsh.com

September 12, 2022

Christine Westbrook

Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited Response to the Staff’s Comments on the Registration Statement on Form F-3 Submitted on August 16, 2022 CIK No. 0001792267

Dear Ms. Westbrook and Ms. Murphy:

On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 30, 2022 regarding the Company’s Registration Statement on Form F-3 submitted to the SEC on August 16, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised registration statement on Form F-3 (the “Revised Registration Statement”) via EDGAR.

Cleary Gottlieb Steen & Hamilton (Hong Kong) is affiliated with Cleary Gottlieb Steen & Hamilton LLP, a Limited Liability Partnership registered in New York.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Securities and Exchange Commission

September 12, 2022

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

* * * *

Securities and Exchange Commission

September 12, 2022

Cover page

1.

We note the following disclosure: “Nevertheless, cash transfers have been made to date between Burning Rock Biotech Limited, our subsidiaries and the VIEs.” Please revise here and throughout the registration statement to make clear that such transfers have been made in one direction only and in the direction to the VIE.

The Company has revised the disclosure on cover page and page 16 of the Revised Registration Statement in response to the Staff’s comment.

About this Prospectus, page 1

2.	With regard to the definition of China or the PRC, please revise to clarify that legal and operational risks associated with operating in China also apply to your operations in Hong Kong.

The Company has revised the disclosure on page 1 of the Revised Registration Statement in response to the Staff’s comment.

Risks Relating to Doing Business in the PRC

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors...., page 15

3.

Please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

The Company has revised the disclosure on the cover page and pages 18 and 27 of the Revised Registration Statement.

Risks Relating to Hong Kong, page 28

4.

Please revise your discussion of the principle of “one country, two systems” to clarify that China could determine to treat any cash located in Hong Kong as subject to the same distribution rules as Mainland China and therefore subject to the same risks.

The Company has revised the disclosure on page 28 of the Revised Registration Statement in response to the Staff’s comment.

General

5.	Please ensure that you reflect revisions made in response to comments on your registration statement in future Exchange Act reports.

Securities and Exchange Commission

September 12, 2022

The Staff’s comment is duly noted. The Company will include the additional and revised disclosure made in response to the Staff’s comments on its registration statement in its future Exchange Act reports where relevant.

Securities and Exchange Commission

September 12, 2022

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or Chris Yin, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at Chris.Yin@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Chris Yin, Partner, Ernst & Young Hua Ming LLP

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